Exhibit 23.1

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Isle of Capri Casinos, Inc. for the registration of $300,000,000 of debt securities, shares of preferred stock and/or shares of common stock, as well as purchase rights for common stock, preferred stock and debt securities and to the incorporation by reference therein of our report dated June 12, 2003, with respect to the consolidated financial statements and schedule of Isle of Capri Casinos, Inc. included in its Annual Report (Form 10-K) for the year ended April 27, 2003, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

New Orleans, Louisiana

May 18, 2004